

April 23, 2013

Via E-mail
Mr. J. Scott Di Valerio, Chief Executive Officer
Coinstar, Inc.
1800 114th Avenue SE
Bellevue, Washington 98004

> **Re: Coinstar, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 8, 2013**
> **File No. 000-22555**

Dear Mr. Di Valerio:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 23

1.   Please revise your disclosure in future filings, beginning with your Form 10-Q for the second quarter of this year, to explain more fully the reasons behind the decline in same-store sales since at least 2009, both for Redbox and for Coin.

Non-GAAP Financial Measures, pages 35- 37, and Financial Statements and Supplementary Data, Note 5, Equity Method Investments and Related Party Transactions, pages 60 - 61

2.   Please explain why the equity losses from your investment in Redbox Instant by Verizon LLC (the Joint Venture) are considered non-core activities as you state that "non-core

activities are primarily non-recurring events or events that we do not control." We note that Redbox has certain rights to cause Verizon to acquire Red Box's interest in the Joint Venture at fair value, generally after the fifth anniversary of the LLC agreement, or in certain circumstances, at an earlier date. Further, Redbox has the right to make pro rata capital contributions up to the first $450 million of the Joint Venture in order to not have its ownership diluted below 10%. During 2012, we note that Redbox made capital contributions of $24.5 million and the contribution of a non-exclusive, royalty-free right for the usage of the Redbox trademark, valued at $30 million, in exchange for a 35% interest in the Joint Venture. It would appear that your investment in the Joint Venture is part of the continued business development strategy and growth of Redbox.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3283 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Attorney-Advisor at (202) 551-3436 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director